Exhibit 99.(a)(1)(C)

FORM OF COMMENCEMENT NOTICE

FORM OF COMMENCEMENT NOTICE

To:	[Eligible Optionee Name]
From:	TenderOffer@quest.com
Subject:	Commencement of Offer to Amend or Replace Eligible Options

At the start of this year, Quest Software announced the intention to conduct a “tender offer” to address certain adverse tax consequences associated with employee stock options. Today, Quest Software has formally commenced this tender offer program, which we call the “Offer to Amend or Replace Eligible Options.”

Some of our employees hold stock options with exercise prices that may be lower than the fair market value of our common stock on the applicable grant date. These options may therefore be subject to adverse U.S. tax consequences under Section 409A of the U.S. Internal Revenue Code of 1986, as amended, or may therefore not be eligible for preferential tax treatment under the Income Tax Act (Canada), as applicable. Accordingly, the Company is making the “Offer” so that each eligible optionee holding one or more of these options will have the opportunity to amend and, if applicable, to replace those options to help avoid or minimize such adverse taxation or, as applicable, to potentially benefit from the preferential Canadian tax treatment.

The complete terms and conditions of this tender offer program are set forth in the documents attached to this email together with your personalized Election Form. These documents were also filed today with the Securities and Exchange Commission, and can be viewed at www.sec.gov. These documents contain specific details about the tender offer, including a Summary of Terms, which we encourage you to carefully review.

Additionally, you will soon be receiving an email containing an attached personalized Election Form which describes the details of your outstanding option grants and the extent to which they are eligible for participation in the tender offer.

IMPORTANT: Whether or not you intend to participate in the tender offer, you must submit an executed Election Form indicating your intention to accept or reject the tender offer by Friday, June 27, 2008 at 11:59 p.m., Pacific Time (or a later time if the offer is extended).

Finally, Quest Software will be holding informational sessions to help explain the material terms of the tender offer. The date, location, and times will be announced by Quest Software shortly after commencement of the tender offer. Please plan to attend one of the information sessions. If you are unable to attend in person, you may access the audio portion of the presentation by dialing in to a toll-free telephone number that Quest Software will provide when it announces the times of the informational sessions shortly after the commencement of the tender offer.

If you believe you have not received the necessary documentation in connection with the tender offer, or if you do not soon receive your personalized Election Form, or if you have any questions about such documentation, please email your question to TenderOffer@quest.com.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to certain stock option grants. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.